Exhibit 99.4

August 16, 2012

Filed Via SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
TSX
Prince Edward Island Securities Commission
Saskatchewan Securities Commission
Newfoundland Securities Commission

Dear Sirs,

Re:	BRIDGEPORT VENTURES INC.

We are pleased to advise you of the details of the upcoming meeting of the Security Holders of BRIDGEPORT VENTURES INC.:

Meeting Type:	Annual & Special Meeting
CUSIP:	108404104
Meeting Date:	October 12, 2012
Record Date for Notice:	September 12, 2012
Record Date for Voting:	September 12, 2012
Beneficial Ownership Determination Date:	September 12, 2012
Class of Securities Entitled to Receive Notice:	COMMON SHARES
Class of Securities Entitled to Vote:	COMMON SHARES
Meeting Location:	Toronto, ON

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, and in our capacity as the agent for BRIDGEPORT VENTURES INC..

Regards,

"JOHN MASTERSON"

JOHN MASTERSON
Client Services

c.c. CDS & Co.